Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries Unaudited Condensed Consolidated Interim Financial Statements for the six and three- month periods ended June 30, 2026 and 2025

Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries Unaudited Condensed Consolidated Interim Financial Statements for six and three-month periods ended June 30, 2026 and 2025 Table of contents Page Unaudited Condensed Consolidated Interim Statements of Financial Position 1 Unaudited Condensed Consolidated Interim Statements of Profit and Other Comprehensive Income 3 Unaudited Condensed Consolidated Interim Statements of Changes in Stockholders’ Equity 4 Unaudited Condensed Consolidated Interim Statements of Cash Flows 5 Notes to Unaudited Condensed Consolidated Interim Financial Statements 7

Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Financial Position

As of June 30, 2026 and December 31, 2025
(In US dollars)

Assets	Notes	June 30, 2026 (Unaudited)	December 31, 2025
Current assets:			
Cash, cash equivalents and restricted cash	5	$ 404,224,983	$ 336,901,283
Recoverable taxes	6	49,764,601	47,539,115
Operating lease receivables	7	8,843,669	8,769,879
Prepaid expenses and other current assets	7.vi	8,954,501	4,141,257
Total current assets		471,787,754	397,351,534
Non-current assets:			
Investment properties	8	4,347,821,069	4,129,443,925
Office furniture – Net		2,412,822	2,256,393
Right-of-use assets - Net of depreciation	9	1,169,375	1,419,215
Investment in associates		5,908,935	3,533,419
Security deposits made, restricted cash and others		7,375,900	8,455,208
Total non-current assets		4,364,688,101	4,145,108,160
Total assets		$ 4,836,475,855	$ 4,542,459,694

Liabilities and stockholders' equity

	Notes	June 30, 2026 (Unaudited)	December 31, 2025
Current liabilities:			
Current portion of long-term debt	10	$ -	$ 1,782,124
Lease liabilities – short-term	9.3	616,645	641,300
Accrued interest		16,869,109	10,038,053
Accounts payable	3 d	30,821,758	30,798,915
Income taxes payable		647,031	14,154,365
Accrued expenses and taxes		5,630,338	7,280,266
Dividends payable	11.4	56,064,991	17,384,493
Total current liabilities		110,649,872	82,079,516
Non-current liabilities:			
Long-term debt	10	1,176,412,721	1,273,419,269
Lease liabilities - long-term	9.3	596,288	814,746
Security deposits received		33,722,337	30,028,335
Long-term payable	3 d	11,706,886	23,413,771
Employee benefits		3,138,092	3,662,878
Deferred income taxes	17	354,147,251	381,284,437
Total non-current liabilities		1,579,723,575	1,712,623,436
Total liabilities		1,690,373,447	1,794,702,952
Stockholders' equity:			
Capital stock	11.1	627,459,980	579,978,180
Additional paid-in capital	11.3	1,111,076,539	884,174,713
Retained earnings		1,448,821,786	1,320,760,427
Share-based payments reserve	19	641,999	7,257,867
Foreign currency translation		(41,897,896)	(44,414,445)
Total stockholders' equity		3,146,102,408	2,747,756,742
Total liabilities and stockholders' equity		$ 4,836,475,855	$ 4,542,459,694

See accompanying notes to unaudited condensed consolidated interim financial statements.

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3 Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income For the six and three-month periods ended June 30, 2026 and 2025 (In US dollars) For the six-month periods ended For the three-month periods ended Notes June 30, 2026 (Unaudited) June 30, 2025 (Unaudited) June 30, 2026 (Unaudited) June 30, 2025 (Unaudited) Revenues: Rental income 12 $ 155,238,379 $ 134,312,614 $ 78,487,715 $ 67,274,134 Management fees - 24,648 - - 155,238,379 134,337,262 78,487,715 67,274,134 Property operating costs related to properties that generated rental income 13.1 (13,651,238) (10,047,779) (7,480,587) (5,601,937) Property operating costs related to properties that did not generate rental income 13.1 (2,499,393) (1,679,759) (1,241,592) (921,060) General and administrative expenses 13.2 (19,081,939) (17,365,154) (9,306,808) (8,440,552) Interest income 4,350,075 1,379,305 2,260,901 353,860 Other income 14 6,091,631 2,458,896 2,455,083 895,723 Other expenses 15 (3,475,930) (1,429,549) (1,885,452) (910,987) Finance cost 16 (36,497,364) (22,172,026) (17,542,399) (11,886,774) Exchange gain – Net 3,137,668 6,236,133 3,389,662 6,332,404 Share of results of associates 110,275 2,920 72,583 2,920 Loss on sale and disposal of investment properties - net - (409,946) - (409,946) Gain (loss) on revaluation of investment property 8 102,996,363 (8,223,649) 49,560,685 7,814,557 Profit before income taxes 196,718,527 83,086,654 98,769,791 54,502,342 Income tax benefit (expense) 17 6,096,153 (40,446,583) 3,060,845 (26,783,029) Profit for the period 202,814,680 42,640,071 101,830,636 27,719,313 Other comprehensive gain - Net of tax: Items that may be reclassified subsequently to profit and loss: Exchange differences on translating other functional currency operations 2,516,549 1,082,901 (4,127,615) 3,700,015 Total other comprehensive income 2,516,549 1,082,901 (4,127,615) 3,700,015 Total comprehensive income for the period $ 205,331,229 $ 43,722,972 $ 97,703,021 $ 31,419,328 Basic earnings per share 11.5 $ 0.2335 $ 0.0501 $ 0.1149 $ 0.0328 Diluted earnings per share 11.5 $ 0.2262 $ 0.0494 $ 0.1091 $ 0.0323 See accompanying notes to unaudited condensed consolidated interim financial statements.

Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Changes in Stockholders' Equity

For the six-month periods ended June 30, 2026 and 2025
(In US dollars)

	Capital stock	Additional paid-in capital	Retained earnings	Share-based payments reserve	Foreign currency translation	Total stockholders' equity
Balances as of January 1, 2025	$ 585,487,257	$ 905,722,252	$ 1,148,396,077	$ 3,884,108	$ (46,205,511)	$ 2,597,284,183
Dividends declared	-	-	(69,537,973)	-	-	(69,537,973)
Vested shares	2,045,268	6,964,825	-	(9,010,093)	-	-
Share-based payments	65,627	283,509	-	7,666,492	-	8,015,628
Repurchase of shares	(7,619,972)	(28,795,873)	-	-	-	(36,415,845)
Comprehensive income	-	-	42,640,071	-	1,082,901	43,722,972
Balances as of June 30, 2025 (Unaudited)	579,978,180	884,174,713	1,121,498,175	2,540,507	(45,122,610)	2,543,068,965
Balances as of January 1, 2026	579,978,180	884,174,713	1,320,760,427	7,257,867	(44,414,445)	2,747,756,742
Equity issuance	45,175,342	217,216,191	-	-	-	262,391,533
Dividends declared	-	-	(74,753,321)	-	-	(74,753,321)
Vested shares	2,310,670	9,703,832	-	(12,014,502)	-	-
Share-based payments	(4,212)	(18,197)	-	5,398,634	-	5,376,225
Comprehensive income	-	-	202,814,680	-	2,516,549	205,331,229
Balances as of June 30, 2026 (Unaudited)	$ 627,459,980	$ 1,111,076,539	$ 1,448,821,786	$ 641,999	$ (41,897,896)	$ 3,146,102,408

See accompanying notes to unaudited condensed consolidated interim financial statements.

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5 Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries Unaudited Condensed Consolidated Interim Statements of Cash Flows For the six-month periods ended June 30, 2026, and 2025 (In US dollars) June 30, 2026 (Unaudited) June 30, 2025 (Unaudited) Cash flows from operating activities: Profit before income taxes $ 196,718,527 $ 83,086,654 Adjustments: Depreciation 598,580 454,451 Right-of-use assets depreciation 342,002 294,719 (Gain) loss on revaluation of investment properties (102,996,363) 8,223,649 Straight-line rent adjustment (1,872,973) - Unrealized effect of foreign exchange rates (621,119) (5,153,232) Interest income (4,350,075) (1,379,305) Interest expense 34,651,195 21,433,564 Amortization of debt issuance costs 1,846,169 738,462 Share of results of associates (110,275) (2,920) Expense recognized in respect of share-based payments 5,376,225 8,015,628 Employee benefits and pension costs (524,786) 703,010 Loss on sale of investment properties - 409,946 Working capital adjustments: (Increase) decrease in: Operating lease receivables – Net (73,790) (1,465,776) Recoverable taxes (2,225,486) (6,773,424) Guarantee deposits paid 343,996 (581,791) Prepaid expenses and other receivables (4,813,244) (5,570,374) Increase (decrease) in: Accounts payable and client advances (23,071,951) (158,979) Accrued expenses and taxes (1,649,928) (964,253) Guarantee deposits collected 3,694,002 2,056,574 Interest received 4,350,075 1,379,305 Income taxes paid (34,548,367) (14,245,115) Net cash generated by operating activities 71,062,414 90,500,793 Cash flows from investing activities: Purchases of investment properties (90,877,447) (169,363,525) Sale of investment property - (409,946) Purchases of office furniture and vehicles (755,009) (473,939) Investment in associates (2,264,170) (729,246) Net cash used in investing activities (93,896,626) (170,976,656) Cash flows from financing activities: Interest paid (27,774,043) (21,584,182) Loans obtained - 100,000,000 Loans paid (100,634,841) (47,431,327) Dividends paid (36,072,823) (33,556,115) Equity issuance proceeds 269,024,352 - Equity issuance costs paid (6,632,819) - Repurchase of treasury shares - (36,415,845) Payment of lease liabilities (381,371) (355,155) Net cash provided by (used in) financing activities 97,528,455 (39,342,624)

6 June 30, 2026 (Unaudited) June 30, 2025 (Unaudited) Effects of exchange rates changes on cash (8,105,855) 936,695 Net increase (decrease) in cash, cash equivalents and restricted cash 66,588,388 (118,881,792) Cash, cash equivalents and restricted cash at the beginning of year 337,636,595 184,856,206 Cash, cash equivalents and restricted cash at the end of the period - Note 5 $ 404,224,983 $ 65,974,414 See accompanying notes to unaudited condensed consolidated interim financial statements.

7 Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries Unaudited Notes to Condensed Consolidated Interim Financial Statements As of June 30, 2026 and December 31, 2025 and for the six-month periods ended June 30, 2026 and 2025 (In US dollars) 1. General information Corporación Inmobiliaria Vesta, S. A. B. de C. V. (“Vesta”) is a corporation incorporated in Mexico. The address of its registered office and principal place of business is Paseo de los Tamarindos 90, 28th floor, Mexico City. Vesta and subsidiaries (collectively, the “Entity”) are engaged in the development, acquisition and operation of industrial buildings and distribution facilities that are rented to corporations in eleven states throughout Mexico. 1.1 Significant event On May 18, 2026, Vesta announced the closing of its global offering of 1,199,285 American Depositary Shares, or ADS, at a price of US$34.62 per ADS in the United States (the “International Offering”) and 58,054,784 common shares at a price of Ps.$59.50 per common share in Mexico (the “Mexican Offering”, and together with the International Offering, the “Global Offering”). Each ADS represents 10 common shares of Vesta. The underlying common shares are registered in the Mexican National Securities Registry (Registro Nacional de Valores; the “RNV”), which is maintained by the Mexican National Banking and Securities Commission (Comision Nacional Bancaria y de Valores; the “CNBV”). Barclays, J.P. Morgan and Morgan Stanley acted as joint global coordinators of the Global Offering. BofA Securities, BTG Pactual and Santander acted as joint book-runners. On June 4, 2026, the international underwriters exercised the Greenshoe Option to purchase an additional 7,749,200 ADS, at a price of US$34.62 per ADS in the United States. The closing of the Global Offering, including proceeds from the Greenshoe Option, generated gross proceeds of approximately $269,024,352. Issuance expenses were approximately $9,475,455. Vesta intends to use the net proceeds from the Offering to fund growth strategy including the acquisition of land or properties and related infrastructure investments, and for the development of industrial buildings. 2. Application of new and revised International Financial Reporting Standards (IFRS) New and amended IFRS Accounting Standards that are effective for the current period There are no accounting pronouncements which have become effective from January 1, 2026, that have a significant impact on the Group’s interim condensed consolidated financial statements. 3. Material accounting policies a. Basis of preparation The unaudited condensed consolidated interim financial statements have been prepared on the historical cost basis except for investment properties and financial instruments that are measured at fair value at the end of each reporting period, as explained in the accounting policies below.

8 i. Historical cost Historical cost is generally based on the fair value of the consideration given in exchange for goods and services. ii. Fair value Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Entity takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these unaudited condensed consolidated interim financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2, Share-based Payments. In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows: • Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date; • Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and • Level 3 inputs are unobservable inputs for the asset or liability. iii. Going concern The unaudited condensed consolidated interim financial statements have been prepared by Management assuming that the Entity will continue to operate as a going concern. b. Interim financial condensed statements The accompanying unaudited condensed consolidated interim financial statements as of June 30, 2026 have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, and have not been audited. In the opinion of Entity management, all adjustments (consisting mainly of ordinary, recurring adjustments) necessary for a fair presentation of the accompanying condensed consolidated interim financial statements are included. The results of the periods are not necessarily indicative of the results for the full year. These unaudited condensed consolidated interim financial statements should be read in conjunction with the audited annual consolidated financial statements of the Entity and their respective notes for the year ended December 31, 2025. The accounting policies and methods of computation are consistent with the audited consolidated financial statements for the year ended December 31, 2025. c. Segment The Entity’s primary business is the acquisition, development, and management of industrial and distribution center real estate. Vesta manages its operations on an aggregated, single segment basis for purposes of assessing performance and making operating decisions and, accordingly, has only one reporting and operating segment. As of June 30, 2026 and December 31, 2025, all of our assets and operations are derived from assets located within Mexico.

9 d. Financial liabilities All financial liabilities are measured subsequently at amortized cost using the effective interest method. Financial liabilities measured subsequently at amortized cost Financial liabilities (including borrowings) that are not (i) contingent consideration of an acquirer in a business combination, (ii) held-for-trading, or (iii) designated as at FVTPL, are measured subsequently at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and expenses paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortized cost of a financial liability. For financial liabilities that are denominated in a foreign currency and are measured at amortized cost at the end of each reporting period, the foreign exchange gains and losses are determined based on the amortized cost of the instruments. These foreign exchange gains and losses are recognized in the ‘exchange (loss) gain - net’ line item in profit or loss for financial liabilities. Modification of contractual cash flows When the contractual cash flows of a financial instrument are modified and does not result in derecognition, differences between the recalculated gross carrying amount and the carrying amount before modification is recognized in profit or loss as modification gain or loss, at the date of modification. Financial liabilities linked to a sustainability factor For sustainability-linked bonds or credit facilities, where compliance with a sustainability factor results in a decrease in the contractual interest rate, the Entity assesses whether the contractual linkage of the interest amount to such sustainability factor meets the definition of an embedded derivative that needs to be bifurcated from the host contract and accounted for separately. To make this assessment, the Entity analyzes whether the sustainability factor is a financial or non-financial variable, which is determined by the impact of such variable on the Entity’s own credit risk. For instruments where the sustainability factor is a financial variable, the Entity has determined that the definition of an embedded derivative is met. However, the economic characteristics and risks of the embedded derivative are deemed to be closely related to the host contract, and therefore, it is not bifurcated. When there are changes in cash flows resulting from changes in interest rates caused by the sustainability factor, the Entity revises the future cash flows and adjusts the effective interest rate accordingly, having no impact on profit or loss. For instruments where the sustainability factor is a non-financial variable, the Entity has determined that the definition of an embedded derivative is not met. When there are changes in cash flows resulting from changes in interest rates caused by the sustainability factor, the Entity revises the future cash flows and discounts them using the original effective interest rate. The difference between the carrying amount before the change and the remeasured carrying amount is recognized immediately in profit or loss. Derecognition of financial liabilities The Entity derecognizes financial liabilities when, and only when, the Entity’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

10 When the Entity exchanges with the existing lender a debt instrument in another with substantially different terms, that exchange is accounted for as an extinction of the original financial liability and the recognition of a new financial liability. Similarly, the Entity considers the substantial modification of the terms of an existing liability or part of it as an extinction of the original financial liability and the recognition of a new liability. The terms are assumed to be substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective rate, is at least 10% different from the current discounted rate. Value of the remaining cash flows of the original financial liability. If the modification is not material, the difference between: (1) the carrying amount of the liability before the modification; and (2) the present value of the cash flows after the modification should be recognized in profit or loss as the gain or loss from the modification within other gains and losses. The balance as of June 30, 2026, and December 2025 of short-term accounts payables was: June 30, 2026 (Unaudited) December 31, 2025 Construction in-progress (1) $ 1,595,980 $ 5,062,001 Land (2) 24,415,191 23,937,534 Existing properties 3,719,479 1,149,283 Others accounts payables 1,091,108 650,097 $ 30,821,758 $ 30,798,915 (1) At the end of fiscal year 2025, the Entity began the construction of three investment properties. The amount represents the advances according to the construction contract, which will be paid during the first quarter of the following year. As of June 30, 2026, the Entity began the construction of five investment properties. (2) During the fourth quarter of 2025, the Entity acquired a land reserve for a total of $97,020,817, of which the Entity paid $46,827,543 up front. The outstanding balance of $47,351,305 is to be paid in semiannual installments starting in April 2026 with a final payment due in October 2027. The first semiannual installment, due in April 2026, was paid as scheduled. As of June 30, 2026, the current portion of the related obligation amounted to $24,415,191 while the long- term portion totaled $11,706,886. The outstanding balance bears interest at an annual rate of 5.75%. 4. Critical accounting judgments and key sources of estimation uncertainty In preparing these interim financial statements, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The significant judgements made by management in applying the Entity’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual consolidated financial statements. 5. Cash, cash equivalents and restricted cash For purposes of the condensed consolidated interim statement of cash flows, cash and cash equivalents include cash on hand and in banks, including restricted cash. Cash and cash equivalents at the end of the reporting period as shown in the condensed consolidated interim statement of cash flows can be reconciled to the related items in the condensed consolidated interim statements of financial position as follows:

11 June 30, 2026 (Unaudited) December 31, 2025 Cash and cash equivalents $ 404,204,347 $ 336,881,470 Restricted cash 20,636 19,813 404,224,983 336,901,283 Non-current restricted cash - 735,312 Total $ 404,224,983 $ 337,636,595 As of December 31, 2025, restricted cash represents balances held by the Entity that are only available for use under certain conditions pursuant to the loan agreements entered into by the Entity. Such conditions include payment of monthly debt service fee and compliance with certain covenants set forth in the loan agreement. These restrictions are classified according to their restriction period: less than 12 months and over one year, considering the period of time in which such restrictions are fulfilled. Non-current restricted cash was classified within guaranteed deposits made, restricted cash and others in the accompanying condensed consolidated interim statements of financial position. As of June 30, 2026, the debt that gave rise to these restricted cash requirements was prepaid and settled in advance, and the related restrictions were released. Non‑cash transactions Changes in liabilities arising from financing activities not requiring cash relate to a decrease for the amortization of debt issuance costs for $1,846,168 and $1,016,620 in the six-month periods ended June 30, 2026, and 2025, respectively. Unpaid dividends are included in Note 11.4. Other non-cash investing activities related to investment properties are included in Note 8. 6. Recoverable taxes June 30, 2026 (Unaudited) December 31, 2025 Recoverable value-added tax (“VAT”) $ 44,724,455 $ 41,444,744 Recoverable income taxes 4,999,639 6,000,168 Other recoverable taxes 40,507 94,203 $ 49,764,601 $ 47,539,115 7. Operating lease receivables, prepaid expenses and advance payments i. The aging profile of operating lease receivables as of the dates indicated below are as follows: June 30, 2026 (Unaudited) December 31, 2025 0-30 days $ 8,475,808 $ 8,091,816 30-60 days 145,416 19,157 60-90 days 116,996 46,649 Over 90 days 105,449 612,257 Total $ 8,843,669 $ 8,769,879 Pursuant to the lease agreements, rental payments should be received within 30 days following their due date; thereafter the payment is considered past due. As shown in the table above, 96% and 92% of all operating lease receivables are current as of June 30, 2026, and December 31, 2025, respectively.

12 All rental payments past due are monitored by the Entity; for receivables outstanding from 30 to 90 days, efforts are made to collect payment from the respective client. Operating lease receivables outstanding for more than 30 days but less than 60 days represent 1.6% and 0.2% of all operating lease receivables as of June 30, 2026, and December 31, 2025, respectively. Operating lease receivables outstanding for more than 60 and less than 90 days represent 1.3% and 1% of all operating lease receivable as of June 30, 2026, and December 31, 2025, respectively. Operating lease receivables outstanding greater than 90 days represent 1.1% and 7% of all operating lease receivable as of June 30, 2026, and December 31, 2025, respectively. ii. Movement in the allowance for doubtful accounts receivable Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of the operating lease receivable. The following table shows the movement in expected credit losses that has been recognized for the lease receivable: Amounts Balance as of January 1, 2025 $ 2,042,188 Increase in loss allowance recognized in the period 980,540 Decrease in loss allowance from derecognition of financial assets in the period (393,853) Balance as of June 30, 2025 (Unaudited) $ 2,628,875 Amounts Balance as of January 1, 2026 $ 1,030,385 Increase in loss allowance recognized in the period 167,072 Decrease in loss allowance from derecognition of financial assets in the period (91,127) Balance as of June 30, 2026 (Unaudited) $ 1,106,330 iii. Client concentration risk As of June 30, 2026, and December 31, 2025, one of the Entity’s client accounts represents 41% or $3,642,578 (Unaudited) and 51% or $4,515,994 respectively, of the operating lease receivables balance. The same client accounted for 4% (Unaudited) and 4% (Unaudited) of the total rental income of Entity for the six-month periods ended June 30, 2026, and 2025, respectively. No other client accounted for more than 10% of the total rental income of the Entity for the six-month periods ended June 30, 2026, and 2025. iv. Leasing agreements Operating leases relate to non-cancellable lease agreements over the investment properties owned by the Entity, which generally have terms ranging between 5 to 15 years, with options to extend the term up to a total term of 20 years. Rents are customarily payable on a monthly basis and are adjusted annually according to applicable inflation indices (US and Mexican inflation indices). Security deposits are typically equal to one or two months’ rent. Obtaining property insurance (third party liability) and operating maintenance are obligations of the tenants.

All lease agreements include a rescission clause that entitles the Entity to collect all unpaid rents during the remaining term of the lease agreement in the event that the client defaults in its rental payments, vacates the properties, terminates the lease agreement or enters into bankruptcy or insolvency proceedings. All lease agreements are classified as operating leases and do not include purchase options.

v. *Non-cancellable operating lease receivables*

Future minimum lease payments receivable under non-cancellable operating lease agreements are as follows:

As of December 31,	June 30, 2026 (Unaudited)		December 31, 2025	
Not later than 1 year	$	269,841,434	$	262,387,963
Later than 1 year and not later than 2 years		243,352,657		232,726,281
Later than 2 years and not later than 3 years		213,452,387		205,507,984
Later than 3 years and not later than 4 years		178,124,167		174,301,343
Later than 4 years and not later than 5 years		140,624,978		142,297,376
Later than 5 years		323,342,933		332,774,369
	$	1,368,738,556	$	1,349,995,316

vi. *Prepaid expenses, advance payments and other receivables*

	June 30, 2026 (Unaudited)		December 31, 2025	
Property expenses	$	7,210,581	$	1,486,890
Prepaid expenses		1,743,763		1,010,115
Other accounts receivables [1]		157		1,644,252
	$	8,954,501	$	4,141,257

(1) This amount relates to non-tenant improvements carried out by Vesta in Toluca, Lagos and Querétaro Industrial Park and other tenants that remain pending to be collected as of June 30, 2026, and December 31,2025, respectively.

8. Investment properties

The Entity uses external appraisers to determine the fair value of its investment properties. The external appraisers hold recognized and relevant professional qualifications and have vast experience in the types of investment properties owned by the Entity. The external appraisers use valuation techniques such as the discounted cash flows approach, replacement cost approach and income cap rate approach. The techniques used to estimate the fair value of the Entity's investment properties include assumptions, many of which are not directly observable in the market. These assumptions include discount rates, exit cap rates, long-term NOI, inflation rates, absorption periods, and market rents.

The values, determined by the external appraisers at each reporting date, are recognized as the fair value of the Entity's investment properties at such date. The appraisers use a discounted cash flow approach to determine the fair value of land and buildings (using the expected net operating income ("NOI") of the investment property) and a market approach to determine the fair value of land reserves. Gains or losses arising from changes in the fair values are included in the consolidated statements of profit or loss and other comprehensive (loss) income in the period in which they arise.

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The Entity's investment properties are located in Mexico, and they are classified as Level 3 in the IFRS fair value hierarchy. The following table provides information about how the fair values of the investment properties are determined (in particular, the valuation technique and inputs used).

Property	Fair value hierarchy	Valuation techniques	Significant unobservable inputs	Value/range (Unaudited)	Relationship of unobservable inputs to fair value
Buildings and land	Level 3	Discounted cash flows	Discount rate	Q2 2026: 8.25% to 12.35% 2025: 8.00% to 12.14%	The higher the discount rate, the lower the fair value.
			Exit cap rate	Q2 2026: 6.50% to 9.85% 2025: 6.50% to 9.25%	The higher the exit cap rate, the lower the fair value
			Long-term NOI	Based on contractual rent and then on market related rents	The higher the NOI, the higher the fair value.
			Inflation rates	Mexico: Q2 2026: 3.71% to 4.0% 2025: 3.64% to 4.00% U.S.: Q2 2026: 2.20% to 3.0% 2025: 2.20% to 3.00%	The higher the inflation rate, the higher the fair value.
			Absorption period	12 months on average	The shorter the absorption period, the higher the fair value.
			Market Related rents	Depending on the park/state	The higher the market rent, the higher the fair value
Land reserves	Level 3	Market value	Price per acre	Weighted average price per acre is $244,706 in Q2 2026, $256,565 in 2025	The higher the price, the higher the fair value.

The table below sets forth the aggregate values of the Entity's investment properties for the years indicated:

	June 30, 2026 (Unaudited)	December 31, 2025
Buildings and land	$ 4,129,800,000	$ 3,854,280,000
Land improvements	769,567	769,567
Land reserves	286,691,874	315,650,000
	4,417,261,441	4,170,699,567
Less: Cost to conclude construction in-progress	(69,440,372)	(41,255,642)
Balance at end of period	$ 4,347,821,069	$ 4,129,443,925

14

15 The reconciliation of investment property is as follows: June 30, 2026 (Unaudited) December 31, 2025 Balance at beginning of year $ 4,129,443,925 $ 3,696,768,269 Additions 102,264,284 377,740,002 Foreign currency translation effect 11,243,524 8,370,535 Disposal of investment properties - (5,100,000) Write-offs from casualties - (409,945) Gain on revaluation of investment property 102,996,363 52,075,064 Straight-line rent adjustment 1,872,973 - Balance at end of period $ 4,347,821,069 $ 4,129,443,925 A total of $41,437,536 and $8,525,521 additions to investment property related to land reserves, existing properties and new buildings acquired from third parties that were not paid as of June 30, 2026, and 2025, respectively, and were therefore excluded from the condensed consolidated statements of cash flows for those periods. On August 5, 2025, the Entity sold investment property located in Chihuahua totaling 135,310 square feet for $5,500,000, the cost associated with the sale was $5,100,000, generating a gain in sale of investment property of $400,000. On April 7, 2025, the Entity recognized a loss related to the investment properties in Baja California, the cost associated with the sinister was $409,945. 9. The Entity as lessee 1. Right-of-use: Right-of-use January 1, 2026 Additions Disposals June 30, 2026 (Unaudited) Office space $ 3,828,962 $ 64,992 $ - $ 3,893,954 Vehicles and office equipment 1,520,314 27,170 - 1,547,484 Cost of right-of-use $ 5,349,276 $ 92,162 $ - $ 5,441,438 Depreciation of right-of-use Office space $ (2,836,188) $ (222,160) $ - $ (3,058,348) Vehicles and office equipment (1,093,873) (119,842) - (1,213,715) Accumulated depreciation (3,930,061) (342,002) - (4,272,063) Total $ 1,419,215 $ (249,840) $ - $ 1,169,375 Rights of use January 1, 2025 Additions Disposals June 30, 2025 (Unaudited) Office space $ 2,552,121 $ - $ - $ 2,552,121 Vehicles and office equipment 1,154,358 204,931 - 1,359,289 Cost of rights-of-use $ 3,706,479 $ 204,931 $ - $ 3,911,410

Depreciation of rights-of-use	January 1, 2025	Additions	Disposals	June 30, 2025 (Unaudited)
Office space	$ (2,395,065)	(148,940)	$ -	$ (2,544,005)
Vehicles and office equipment	(777,622)	(145,779)	-	(923,401)
Accumulated depreciation	(3,172,687)	(294,719)	-	(3,467,406)
Total	$ 533,792	$ (89,788)	$ -	$ 444,004

2. ***Lease obligations:***

	January 1, 2026,	Additions	Disposals	Interests accrued	Repayments	June 30, 2026 (Unaudited)
Lease liabilities	$1,456,046	$ 92,162	$ -	$ 46,096	$ (381,371)	$1,212,933

	January 1, 2025	Additions	Disposals	Interests accrued	Repayments	June 30, 2025 (Unaudited)
Lease liabilities	$ 558,116	$ 204,931	$ -	$ 31,742	$(355,155)	$ 439,634

3. ***Analysis of maturity of lease liabilities:***

Lease liabilities	June 30, 2026 (Unaudited)	December 31, 2025
Not later than 1 year	$ 675,227	$ 717,288
Later than 1 year and not later than 5 years	627,158	864,080
	1,302,385	1,581,368
Less: future finance cost	(89,452)	(125,322)
Total lease liability	$ 1,212,933	$ 1,456,046
Lease liability – short-term	$ 616,645	$ 641,300
Lease liability – long-term	596,288	814,746
Total lease liability	$ 1,212,933	$ 1,456,046

10. Long-term debt

On September 24, 2025, the Entity issued Senior Notes for a principal amount of $500,000,000 and maturity on January 30, 2033. The Notes were issued pursuant to an indenture entered into among the Entity, and The Bank of New York Mellon, which acted as trustee, register, paying agent, and transfer agent. The Notes were guaranteed on a senior unsecured basis. The notes bear semiannual interest at a rate of 5.500%. As of December 31, 2025, the cost of such debt issuance was $5,350,706.

On December 18, 2024, Vesta closed the previously announced $545,000,000 Global Syndicated Sustainable Credit Facility (the "Facility") comprised of a $345,000,000 term loan available through two tranches, for three and five years, with an 18-month availability period and a $200,000,000 Revolving Credit Facility, substituting the Entity prior $200,000,000 in-place un-drawn Revolving Credit Facility. The International Finance Corporation (IFC), BBVA, Citigroup, and Santander acted as Joint Lead Arrangers of the transaction. Tranche I - Three-year $172,500,000 Term Loan, at the equivalent coupon of SOFR plus a 130 basis points applicable margin. Tranche II - Five-year $172,500,000 Term Loan at the equivalent coupon of SOFR plus a 150 basis points applicable margin. Revolving Credit Facility - Four-year $200,000,000 facility at the equivalent coupon of SOFR plus a 150 basis points applicable margin. The three tranches of the Credit Facility are subject to a sustainability pricing adjustment to the applicable margins, equivalent to a reduction of five basis points, which is subject to the Entity compliance of its annual KPI target related to the total certified gross leasable area of the Entity sustainability certified buildings. The Entity paid debt issuance costs in an amount of $5,563,162.

16

In September 1, 2022, the Entity obtained a three-year unsecured sustainability-linked revolving credit facility for $200,000,000. This loan bears interest at a rate of SOFR plus 160 basis points. As a part of such revolving credit, Vesta paid debt issuance costs in an amount of $1,339,606. As of December 31, 2024, this revolving credit facility was replaced by Global Syndicated Sustainable Credit Facility mentioned in the preceding paragraph.

On May 13, 2021, the Entity offered $350,000,000 of Senior Notes ("Vesta ESG Global bond 35/8 05/31") with maturity on May 13, 2031. The notes bear interest at a rate of 3.625%. The cost of such debt issuance was $7,746,222.

On June 25, 2019, the Entity entered into a 10-year Senior Note series RC and 12-year Senior Note series RD with various financial institutions, for aggregate amounts of $70,000,000 and $15,000,000, respectively. Each Series RC notes and Series RD notes bear interest on the unpaid balance at the rates of 5.18% and 5.28%, respectively.

On May 31, 2018, the Entity entered into an agreement for the issuance and sale of Series A Senior Note of $45,000,000 due on May 31, 2025, and Series B Senior Note of $45,000,000 due on May 31, 2028. Each Series A Note and Series B Note bear interest on the unpaid balance at the rates of 5.50% and 5.85%, respectively. In March 2025, the Entity paid the principal of Serie A Senior Notes.

On November 1, 2017, the Entity entered into a loan agreement with Metropolitan Life Insurance Company for $118,000,000 due on December 1, 2027. This loan bears interest at a rate of 4.75%.

On September 22, 2017, the Entity entered into an agreement for an issuance and sale Series A Senior Note of $65,000,000 due on September 22, 2024, and Series B Senior Note of $60,000,000 due on September 22, 2027. Each Series A Note and Series B Note bears interest on the unpaid balance of such Series A Note and Series B Note at the rates of 5.03% and 5.31%, respectively, payable semiannually on September 22 and March 22 of each year. In August 2024, the Entity paid the principal of Serie A Senior Notes according to the agreement.

On July 27, 2016, the Entity entered into a 10-year loan agreement with Metropolitan Life Insurance Company ("MetLife") for a total amount of $150,000,000 due in August 2026. In March 2021, under this credit facility, an additional loan was contracted for $26,600,000. On October 9, 2025, the Entity repaid both loans in full ahead of their scheduled maturity.

The long-term debt is comprised by the following notes:

Loan	Amount	Annual interest rate	Monthly amortization	Maturity	June 30, 2026 (Unaudited)	December 31, 2025
Series B Senior Note	60,000,000	5.31%	(2)	September 2027	$ 60,000,000	$ 60,000,000
Series B Senior Note	45,000,000	5.85%	(2)	May 2028	45,000,000	45,000,000
MetLife 10-year	118,000,000	4.75%	(1)	December 2027	-	100,634,841
Series RC Senior Note	70,000,000	5.18%	(3)	June 2029	70,000,000	70,000,000
Series RD Senior Note	15,000,000	5.28%	(4)	June 2031	15,000,000	15,000,000
Vesta ESG Global bond 35/8 05/31	350,000,000	3.63%	(5)	May 2031	350,000,000	350,000,000
Facility – Tranche I	75,000,000	SOFR + 130 bp	(6)	December 2027	75,000,000	75,000,000
Facility – Tranche II	75,000,000	SOFR + 150 bp	(6)	December 2029	75,000,000	75,000,000
Senior Notes 2033	500,000,000	5.50%	(7)	January 2033	500,000,000	500,000,000
					1,190,000,000	1,290,634,841
Less: Current portion					-	(1,782,124)
Less: Direct issuance cost					(13,587,279)	(15,433,448)
Total Long-term debt					$ 1,176,412,721	$ 1,273,419,269

17

(1) On November 1, 2017, the Entity entered into a 10-year loan agreement with MetLife, interest on this loan is paid on a monthly basis. The loan bears monthly interest only for 60 months and thereafter monthly amortizations of principal and interest until it matures on December 1, 2027. This loan is secured by 20 of the Entity's investment properties under a Guarantee Trust. On November 28, 2023, the Entity prepaid $12,194,600 associated with the sale of one investment property under the Guarantee trust. The remaining balance was fully repaid ahead of maturity by March 31, 2026.

(2) Series A Senior Notes and Series B Senior Notes are not secured by investment properties of the Entity. The interest on these notes is paid on a monthly basis. The first tranche of Series A Senior Notes, in the amount of $65,000,000, was settled in August 2024. The second tranche, amounting to $45,000,000 and originally maturing in May 2025, was settled early in March 2025. Series B Senior Notes are due in 2027.

(3) On June 25, 2019, the Entity entered into a 10-year senior notes series RC to various financial institutions, interest on these loans is paid on a semiannual basis beginning on December 14, 2019. The note payable matures on June 14, 2029. Five of its subsidiaries are jointly and severally liable to repay these notes.

(4) On June 25, 2019, the Entity entered into a 12-year note payable to various financial institutions, interest on these loans is paid on a semiannual basis beginning December 14, 2019. The note payable matures on June 14, 2031. Five of its Entity's subsidiaries are jointly and severally liable to repay these notes.

(5) On May 13, 2021, the Entity offered $350,000,000 Senior Notes, Vesta ESG Global bond 35/8 05/31 with maturity on May 13, 2031. Interest is paid on a semiannual basis at an annual interest rate of 3.625%. The cost incurred for this issuance was $7,746,222.

(6) On April 8, 2025, the Entity executed a drawdown of $100,000,000 from the Facility loan, apportioned into two tranches of $50,000,000 each, with maturities of three and five years, respectively. On July 30 and 31, 2025, the Entity executed a drawdown of $50,000,000 from the Facility loan, apportioned into two tranches of $25,000,000 each, with maturities of three and five years, respectively.

(7) On September 30, 2025, the Entity offered $500,000,000 Senior Notes with maturity on Jan 30, 2033. Interest is paid on a semiannual basis. The transaction costs related with this issuance amount to $5,350,706.

These credit agreements require the Entity to maintain certain financial and to comply with certain affirmative and negative covenants. The Entity is in compliance with such covenants as of June 30, 2026.

As of December 31, 2025 the credit agreements also entitle MetLife to withhold certain amounts deposited by the Entity in a separate fund as guarantee deposits for the debt service and tenants guarantee deposits of the Entity's investment properties pledged as collateral. Such amounts are presented as guaranteed deposit assets in the condensed consolidated interim statement of financial position.

11. Capital stock

1. *Capital stock as of June 30, 2026, and December 31, 2025, is as follows:*

	June 30, 2026 (Unaudited)		December 31, 2025	
	Number of shares	Amount	Number of shares	Amount
Fixed capital Series A	5,000	$ 3,696	5,000	$ 3,696
Variable capital Series B	927,880,990	627,456,284	846,012,932	579,974,484
Total	927,885,990	$ 627,459,980	846,017,932	$ 579,978,180

18

19 2. Treasury shares As of June 30, 2026, and December 31, 2025, total shares holding in treasury are as follows: June 30, 2026 (Unaudited) December 31, 2025 Treasury shares (1) 27,489,137 29,870,992 Shares in long term incentive plan trust (2) 6,908,143 8,605,614 Total share in treasury 34,397,280 38,476,606 (1) Treasury shares are not included in the Total Capital Stock of the Entity, they represent the total stock outstanding under the repurchase program approved by the resolution of the general ordinary stockholders meeting on May 19, 2026. (2) Shares in long-term incentive plan trust are not included in the Total Capital Stock of the Entity. The trust was established in 2018 in accordance with the resolution of the general ordinary stockholders meeting on January 6, 2015, as the 20-20 Long Term Incentive Plan, this compensation plan was extended for the period 2021 to 2025, “Long Term Incentive Plan” by a resolution of the general ordinary stockholders meeting on March 13, 2020. . By resolution adopted by the general ordinary shareholders meeting of March 21, 2024, the Long Term Incentive Plan for the executives of the Company for the period 2024-2028 was approved, as well as to compensate the board members through a payment in cash and delivery of shares of the Entity. Such trust was created by the Entity as a vehicle to distribute shares to employees under the mentioned incentive plan (see Note 19) and is consolidated by the Entity. The shares granted to the eligible executives and deposited in the trust accrue dividends for the employee any time the ordinary shareholders receive dividends and those dividends do not need to be returned to the Entity if the executive forfeits the granted shares. 3. Fully paid ordinary shares Number of shares Capital stock Additional paid-in capital Balance as of January 1, 2025 857,134,276 $ 585,487,257 $ 905,722,252 Vested shares 4,227,426 2,045,268 6,964,825 Share-based payments 126,226 65,627 283,509 Repurchase of shares (15,469,996) (7,619,972) (28,795,873) Balance as of December 31, 2025 846,017,932 579,978,180 884,174,713 Equity inssuance 77,796,834 45,175,342 217,216,191 Vested shares 4,079,326 2,310,670 9,703,832 Share-based payments (8,102) (4,212) (18,197) Balance as of June 30, 2026 (Unaudited) 927,885,990 $ 627,459,980 $ 1,111,076,539

20 4. Dividend payments Pursuant to a resolution of the General Ordinary Stockholders Meeting on April 22, 2026, the Entity declared dividends totaling $74,753,321, to be paid in four equal installments of $18,688,330 each. The first installment was paid on May 6, 2026. As of June 30, 2026, the remaining unpaid dividend, amounting to $56,064,991, will be paid in three installments on July 15, 2026, October 15, 2026 and January 19, 2027. Pursuant to a resolution of the General Ordinary Stockholders Meeting on March 19, 2025, the Entity declared dividends totaling $69,537,973, approximately $0.081 per share, to be paid in four equal installments of $17,384,493 each. The four installments were paid on April 15, 2025, July 15, 2025, October 15, 2025 and January 19, 2026. 5. Earnings per share For the six-month periods ended June 30, 2026 (Unaudited) June 30, 2025 (Unaudited) Basic earnings per share: Earnings attributable to ordinary share to outstanding $ 202,814,680 $ 42,640,071 Weighted average number of ordinary shares outstanding 868,492,411 851,611,853 Basic earnings per share $ 0.2335 $ 0.0501 Diluted earnings per share: Earnings attributable to ordinary shares outstanding and shares in Incentive Plan Trust $ 202,814,680 $ 42,640,071 Weighted average number of ordinary shares plus shares in Incentive Plan trust 896,505,011 863,037,775 Diluted earnings per share $ 0.2262 $ 0.0494 12. Rental income For the six-month periods ended For the three-month periods ended June 30, 2026 (Unaudited) June 30, 2025 (Unaudited) June 30, 2026 (Unaudited) June 30, 2025 (Unaudited) Rents $ 140,644,060 $ 122,811,628 $ 72,411,288 $ 62,239,443 Reimbursable building services 9,410,051 7,457,902 3,601,860 3,167,518 Energy income 5,184,268 4,043,084 2,474,567 1,867,173 Total rental income $ 155,238,379 $ 134,312,614 $ 78,487,715 $ 67,274,134 As of June 30, 2026, rental income includes rental revenues, reimbursable charges, energy income, and straight-line rent adjustments recognized over the term of the lease agreements.

13. Property operating costs and administration expenses

1. *Property operating costs consist of the following:*

   a. Direct property operating costs from investment properties that generate rental income during the period:

	For the six-month periods ended		For the three-month periods ended	
	June 30, 2026 (Unaudited)	June 30, 2025 (Unaudited)	June 30, 2026 (Unaudited)	June 30, 2025 (Unaudited)
Real estate tax	$ 2,649,754	$ 1,769,766	$ 1,563,621	$ 929,201
Insurance	914,097	755,407	466,963	399,191
Maintenance	1,148,408	888,748	601,699	584,968
Other property related expenses	3,478,001	2,950,607	1,924,642	1,671,985
Energy costs	5,460,978	3,683,251	2,923,662	2,016,592
	$ 13,651,238	$ 10,047,779	$ 7,480,587	$ 5,601,937

   b. Direct property operating costs from investment property that do not generate rental income during the period:

	For the six-month periods ended		For the three-month periods ended	
	June 30, 2026 (Unaudited)	June 30, 2025 (Unaudited)	June 30, 2026 (Unaudited)	June 30, 2025 (Unaudited)
Real estate tax	$ 793,318	$ 274,200	$ 425,860	$ 142,637
Insurance	73,998	44,782	42,374	21,877
Maintenance	238,370	259,452	120,553	176,115
Other property related expenses	1,393,707	1,101,325	652,805	580,431
	2,499,393	1,679,759	1,241,592	921,060
Total property operating costs	$ 16,150,631	$ 11,727,538	$ 8,722,179	$ 6,522,997

2. *General and administrative expenses consist of the following:*

	For the six-month periods ended		For the three-month periods ended	
	June 30, 2026 (Unaudited)	June 30, 2025 (Unaudited)	June 30, 2026 (Unaudited)	June 30, 2025 (Unaudited)
Employee annual salary plus short-terms benefits	$ 9,315,940	$ 7,709,833	$ 4,354,132	$ 3,623,814
Other administrative expenses	2,274,516	2,356,474	1,188,585	1,240,214
Auditing, legal and consulting expenses	1,258,565	1,171,061	639,475	557,738
Property appraisal and other fees	303,605	294,671	147,464	148,267
Marketing expenses	414,416	384,275	225,149	259,937
Other	89,464	70,821	46,042	65,672
	13,656,506	11,987,135	6,600,847	5,895,642
Depreciation	940,582	749,170	469,286	112,517
Share-based compensation expense - Note 19.4	4,484,851	4,628,849	2,236,675	2,432,393
Total general and administrative expenses	$ 19,081,939	$ 17,365,154	$ 9,306,808	$ 8,440,552

21

22 14. Other income For the six-month periods ended For the three-month periods ended June 30, 2026 (Unaudited) June 30, 2025 (Unaudited) June 30, 2026 (Unaudited) June 30, 2025 (Unaudited) Non-tenant electricity income $ 2,179,241 $ 1,472,267 $ 1,142,032 $ 896,675 Insurance 714,008 969,032 714,008 - Inflationary effect on tax recovery 2,301,699 190 597,659 - Others 896,683 17,407 1,384 (952) Total $ 6,091,631 $ 2,458,896 $ 2,455,083 $ 895,723 15. Other expenses For the six-month periods ended For the three-month periods ended June 30, 2026 (Unaudited June 30, 2025 (Unaudited June 30, 2026 (Unaudited June 30, 2025 (Unaudited Non-tenant electricity expense $ 2,176,039 $ 1,302,306 $ 1,299,889 $ 856,228 Commissions paid 206,202 86,749 178,752 27,308 Others 1,093,689 40,494 406,811 27,451 Total $ 3,475,930 $ 1,429,549 $ 1,885,452 $ 910,987 16. Finance cost For the six-month periods ended June 30, 2026 (Unaudited) June 30, 2025 (Unaudited) Interest on loans and others $ 34,651,196 $ 21,155,406 Loan prepayment fees 1,846,168 1,016,620 Total $ 36,497,364 $ 22,172,026 17. Income taxes The Entity is subject to Current Income Tax (“ISR”). The rate of ISR was 30%. Income tax expense is recognized at an amount determined by multiplying the profit before tax for the interim reporting period by management’s best estimate of the weighted-average annual income tax rate expected for the full financial year, adjusted for the tax effect of certain items recognized in full in the interim period. As such, the effective tax rate in the interim financial statements may differ from management’s estimate of the effective tax rate for the annual financial statements. The Entity’s consolidated effective tax rate for the six-month periods ended June 30, 2026, y 2025 (Unaudited) was (3%) and 48.7%, respectively.

23 The effective ISR rates for fiscal period ended June 30, 2026, and December 2025 differ from the statutory rate as follows: June 30, 2026 (Unaudited) December 31, 2025 Statutory rate 30% 30% Effects of exchange rates on tax balances (38%) (38%) Effects of inflation 5% 5% Effective rate (3%) (3%) 18. Transactions and balances with related parties Compensation of key management personnel and board members The remuneration of Entity’s management and key executives is determined by the remuneration committee taking in to account the individual performance of the officer and market trends. The performance bonus elected for share-based compensation includes a 20% premium (Equity plus). The following table details the general and administrative expense of the annual salary plus short-term benefits as well as the Long-term incentive plan and Equity plus that are reflected in the general and administrative expense of the Entity: For the six-month periods ended For the three-month periods ended June 30, 2026 (Unaudited) June 30, 2025 (Unaudited) June 30, 2026 (Unaudited) June 30, 2025 (Unaudited) Employee annual salary plus employee benefits $ 3,958,277 $ 3,366,960 $ 1,846,221 $ 1,689,160 Share-based compensation expense 4,187,456 4,355,436 2,087,469 2,158,980 $ 8,145,733 $ 7,722,396 $ 3,933,690 $ 3,848,140 , Number of key executives 22 25 22 25 The following table details the general and administrative expense of the board members compensation in shares, that are reflected in the general and administrative expense of the Entity: For the six-month periods ended For the three-month periods ended June 30, 2026 (Unaudited) June 30, 2025 (Unaudited) June 30, 2026 (Unaudited) June 30, 2025 (Unaudited) Share-based compensation expense board members 297,395 273,413 149,206 273,413 $ 297,395 $ 273,413 $ 149,206 $ 273,413 Number of board members 16 16 16 16

24 Transactions and balances with associates Transactions with associates carried out in the ordinary course of business as of Junio 30, 2026, were as follows: expense of $39,813. Furthermore, there were no accounts receivable from or accounts payable to related parties as of that date. 19. Share-based payments 19.1 Share units granted during the period Vesta Long Term Incentive Plan – a total of 1,752,389 and 3,978,481 shares were granted during the six-months periods ended June 30, 2026, and 2025, respectively (unaudited). 19.2 Share units vested during the period A total of 4,079,326 and 4,353,652shares vested during the six-month periods ended June 30, 2026, and 2025, respectively under the Vesta Long Term Incentive Plan, the short-term incentive plan and the shares to its board members (unaudited). 19.3 Share awards outstanding at the end of the period As of June 30, 2026, and December 31, 2025, there are 6,908,143 (unaudited) and 8,597,512 shares outstanding with a weighted average remaining contractual life of 24 months. 19.4 Compensation expense recognized The long-term incentive expense for the key executives for the six months ended June 30, 2026, and 2025 was as follows: For the six-month periods ended For the three-month periods ended June 30, 2026 (Unaudited) June 30, 2025 (Unaudited) June 30, 2026 (Unaudited) June 30, 2025 (Unaudited) Vesta 20-20 Incentive Plan $ 4,187,456 $ 4,355,436 $ 2,087,469 $ 2,158,980 Compensation expense related to these plans will continue to be accrued through the end of the service period. The Share-based compensation expense for the board members for the six months ended June 30, 2026, and 2025 was as follows: For the six-month periods ended For the three-month periods ended June 30, 2026 (Unaudited) June 30, 2025 (Unaudited) June 30, 2026 (Unaudited) June 30, 2025 (Unaudited) Share-based compensation expense $ 297,395 $ 273,413 $ 149,206 $ 273,413 20. Interest rate risk management The Entity minimizes its exposure to interest rate risk by borrowing funds at fixed rates. This minimizes interest rate risk together with the fact that properties owned by the Entity generate a fixed income in the form of rental income which is indexed to inflation.

25 21. Litigation and commitments Litigation In the ordinary course of business, the Entity is party to various legal proceedings. The Entity is not involved in any litigation or arbitration proceeding for which the Entity believes it is not adequately insured or indemnified, or which, if determined adversely, would have a material adverse effect on the Entity or its financial position, results of operations or cash flows. Commitments All rights to construction, improvements and infrastructure built by the Entity in the Queretaro Aerospace Park and in the DSP Park automatically revert back to the government of the State of Queretaro and to Nissan at the end of the concessions, which is approximately in 40 and 33 years, respectively. 22. Events after the reporting period The second installment of the 2026 declared dividends, paid on July 15, 2026, amounted to approximately $0.01999 per share, resulting in a total dividend distribution of $18,688,330. 23. Condensed consolidated interim financial statements issuance authorization The accompanying condensed consolidated interim financial statements were approved by the Board of Directors on July 22, 2026. * * * * * *